  Avalon Holdings Corporation

One American Way • Warren, OH  44484-5555 • Phone: (330) 856-8800 • Fax: (330) 856-8480

July 7, 2011

Ms. Pamela A. Long
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
Washington, DC  20549-0404

Re:           Response to Comment Letter dated June 16, 2011 relating to Avalon Holdings Corporation’s Form 10-K for the year ended December 31, 2010 and Schedule 14A

Dear Ms. Long:

We have received your letter dated June 16, 2011 to Mr. Ronald E. Klingle, Chairman of the Board and Chief Executive Officer of Avalon Holdings Corporation (the “Company”). Please accept this letter as response to your comments relating to the Company’s Form 10-K for the year ended December 31, 2010 and Schedule 14A. For ease of reference, we have reproduced your comments in advance of the response.

Proxy Statement:

Election of Directors, page 4

1.
In future filings, please augment your discussion of each of the directors’ business experiences to explain what specific experience, qualifications, attributes or skills led to the conclusion that such person should serve as a director as of the time that the disclosure was made, in light of your business and structure. Include information about the person’s particular areas of expertise or other relevant qualifications. Please see Item 401(e)(1) of Regulation S-K and Questions 116.05 and 116.06 of our Regulation S-K C&DIs, available on our website, for further guidance.

Response to Comment No. 1 :  In future filings, the Company will include specific qualifications, attributes or skills that led to the conclusion that such person should serve as a director of our Company. Based upon the directors of the Company included in the proxy statement that was filed on March 14, 2011, the following is an example of the information that will be provided in future filings regarding the qualifications of the directors:

Kurtis D. Gramley has been a director of the Company since April 2007. He has been Chairman of the Board of Directors and Chief Executive Officer of Edgewood Surgical Hospital located in Transfer, Pennsylvania since 2004. From 2002 to present, Mr. Gramley has served as President and Chief Executive Officer of Kapital Development, LLC which is the founding entity of Edgewood Surgical Hospital.  Mr. Gramley has been involved in the development and management of healthcare related facilities and the medical profession since 1992.  He was President of Shenango Inn Enterprises, Inc. and David Mead Inn Enterprises, Inc. from 1992 to 2000.  Mr. Gramley received his Bachelor of Science degree in Accounting and Finance from the University of Virginia in 1985 and has been a Certified Public Accountant since 1986 and previously worked for PriceWaterhouseCoopers, a national public accounting firm. Mr. Gramley will serve as the financial expert on the audit committee.

Director Qualifications:

Leadership and Financial experience – Mr. Gramley is Chairman of the Board of Directors and Chief Executive Officer of Edgewood Surgical Hospital and a Certified Public Accountant. The Board benefits from Mr. Gramley’s executive leadership and management experience as a CEO. The Board also benefits from his work experience and education in accounting, finance and auditing.

Stephen L. Gordon has been a director of the Company since June 1998.  He was a Deputy Attorney General for the State of New Jersey and subsequently held a number of positions in the New York State Department of Environmental Conservation. He has been a partner in the law firm of Beveridge & Diamond, P.C. since 1982.  Mr. Gordon received his Bachelor of Arts degree from Rutgers University and his Doctor of Jurisprudence degree from the University of Pennsylvania.

Director Qualifications:

Leadership and industry experience – Mr. Gordon has practiced Environmental Law since 1970. He advises clients on energy and land use law, hazardous and non-hazardous waste issues, water and groundwater issues, air emissions issues, as well as, issues dealing with the construction and operation of electric generation and electric transmission facilities. Mr. Gordon brings to the Board extensive experience in the waste industry which helps provide our Company with sales and marketing strategy, identifying opportunities in the waste business and risk management.

Ronald E. Klingle has been a director and Chairman of the Board of the Company since June 1998.  He was Chief Executive Officer from June 1998 until December 2002.  He reassumed and held the position of Chief Executive Officer from March 15, 2004 until February 28, 2010. Due to the resignation of Mr. Steven M. Berry which was effective February 15, 2011, Mr. Klingle has been appointed to the position of Chief Executive Officer effective February 16, 2011.  Mr. Klingle has over 30 years of environmental experience and received his Bachelor of Engineering degree in Chemical Engineering from Youngstown State University.  Mr. Klingle is the spouse of Frances R. Klingle who is the Chief Administrative Officer of the Company.

Director Qualifications:

Leadership and industry experience – Mr. Klingle is the Chairman and Chief Executive Officer of the Company. He holds over 50% of the voting power of the Company, directly aligning his interests with those of our shareholders. He was co-founder of American Waste Services, Inc., the Company’s predecessor, which was involved in owning and operating landfills, waste transportation and environmental consulting and engineering. He has extensive executive leadership and management experience and continues to lead the development and execution of our businesses.

Timothy C. Coxson has been a director of the Company since April 2007. He has been Chief Financial Officer and Treasurer since March 2006. He became Secretary in April 2007. Mr. Coxson had been Chief Financial Officer and Treasurer of Avalon from June 1998 until August 2004.  From September 2004 to March 2006, he was Director of Corporate Services of Avalon. Mr. Coxson has over 25 years experience in accounting and external reporting while working for publicly owned companies.  He received a Bachelor of Business Administration degree in Accounting from The Ohio State University.

Director Qualifications:

Leadership and Financial experience – Mr. Coxson, the Company’s Chief Financial Officer, has expertise in corporate finance, financial reporting and accounting, having served as the Chief Financial Officer of a public company for 15 years and has extensive executive management experience. He has held various executive positions in accounting throughout his career. The Board also benefits from Mr. Coxson’s knowledge and familiarity of the waste and golf business.

David A. Bozanich has been a director of the Company since April 2007. He has been Director of Finance for the City of Youngstown since 2002.   Prior to the position of Director of Finance, he was Deputy Director of Finance for the City of Youngstown overseeing economic development. Mr. Bozanich has extensive experience in economic development and governmental procurement. He has directly participated in structuring over 125 public/private projects totaling in excess of $2 billion.  Mr. Bozanich received his Bachelor of Science degree in Business from the Youngstown State University.

Director Qualifications:

Government and Financial experience - Mr. Bozanich as Director of Finance for the City of Youngstown, Ohio has extensive experience in dealing with local, state and federal government agencies. The Board benefits from his knowledge and experience of dealing with these governmental agencies when considering bidding on government projects. The Board also benefits from his finance experience.

The Company acknowledges that: 1) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; 2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and 3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Avalon Holdings Corporation believes this response and its actions to be undertaken as set forth herein adequately addresses the Commission’s comments. If, however, you have any further questions, please feel free to contact the undersigned.

Sincerely,

AVALON HOLDINGS CORPORATION

/s/Timothy C. Coxson

Timothy C. Coxson
Chief Financial Officer

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